SÃO PAULO ALPARGATAS S.A.

03 DEC 30 7:21

São Paulo, December 22nd, 2003

Mr. Paul Dudek
Office Chief
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington, D.C. 20549

03045444

SUPPL

REF: São Paulo Alpargatas S.A.
Exemption No. **82-3692**

Dear Mr. Dudek,

In order to comply with Rule 12g3-2 (b)(1)(i), we are furnishing to the Commission copy of the latest notice to the shareholders São Paulo Alpargatas S.A. filed both with CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission), and Bovespa - São Paulo Stock Exchange, and distributed to its shareholders on December 12th, 2003.

Should you require additional information, please do not hesitate to contact:
Mr. José Sálvio Moraes: Investor Relations Manager - 5511-3847-7672 - jsalvio@alpargatas.com.br

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

José Sálvio Moraes
Investor Relations Manager

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Rua Urussuí, 300 - Itaim Bibi
Pabx: (11) 3847-7322 - Fax (11) 3168-8866
04542-903 - São Paulo - SP
E-mail: alpargatas@alpargatas.com.br

Cód. 0106

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 060/03 Livro Nº 1 Fls. 171

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **NOTICE TO THE SHAREHOLDERS** [original copy], which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly-held company

NOTICE TO THE SHAREHOLDERS
(PAYMENT OF INTERESTS ON COMPANY'S OWN CAPITAL)

We hereby advise to the Shareholders that the Board of Directors, at a meeting held on December 12, 2003, decided to pay interest on Company's own capital, subject to any applicable statutory provisions and the Company's Bylaws, with tax withheld for individuals and legal entities as provided for in the prevailing law, for all the 1,950,251,236 shares without certificates issued by the Company, representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares. This amount sums up to a gross amount not to exceed R$23,000,000,00 (twenty-three million reais), as follows:

- R$11.75 by lot of 1000 common shares; and
- R$12.92 by lot of 1000 preferred shares.

Such amount shall be deducted from the mandatory annual dividend that shall be approved at the General Meeting to be held in 2004. The referred interest shall be paid by Banco Itaú S/A on April 5, 2004 to the shareholders who subscribed on December 29, 2003, by means of credits in their relevant current accounts. The shares are to be traded "*ex-rights*" to the interests on own capital as from December 30, 2003.

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

The Company further advises those shareholders who opt for the Special Taxation System-RET [*Regime Especial de Tributação*] to send a notice of their option by December 22, 2003 to the attention of Mr. José Sálvio Ferreira Moraes, at Rua Urussuí, 300, 10th floor, ZIP Code 04542-903, in the city of São Paulo, State of São Paulo.

São Paulo, December 12, 2003

FRANCISCO SILVÉRIO MORALES CESPEDE
DIRECTOR, RELATIONS WITH INVESTORS

[*Logo*] LEVEL 1
MARKET
Bolsa de Valores de São Paulo –
[The São Paulo Stock Exchange]
Brazil

[*Logo*] **abrasca**
associated company

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, December 19, 2003

Lucimar Lima de Menezes

Receipt no.: 31
Fees: R$70,00

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL